

Arf 4/1/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

RECEIVED FEB 27 2002

SEC FILE NUMBER
8-48128

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwich High Yield LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue, 3rd Floor
(No. and Street)

Greenwich, CT 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Lane 203-625-8649
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smeriglio III, Michael J.
(Name — *if individual, state last, first, middle name*)

9 Benedict Place, Greenwich, CT 06830
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Arf 4/1/2002

OATH OR AFFIRMATION

I, R. Marcus Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwich High Yield, LLC, as of December 31, 2001, XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MARIE E. JEAN-PIERRE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2003

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 11th day of February 19 2002

Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of XXXXXXXXXXXXXXXXX Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael J. Smeriglio III

Certified Public Accountant • Certified Financial Planner • Personal Financial Specialist

9 Benedict Place
Greenwich, CT 06830-5321

Tel:(203) 422-6453
Fax:(203) 422-2453
E-mail:mike@mjscpa.com

Independent Auditor Report

The Members
Greenwich High Yield LLC:

I have audited the accompanying statement of financial condition of Greenwich High Yield LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial condition referred to above presents fairly, in all material respects, the financial position of Greenwich High Yield LLC as of December 31, 2001, in conformity with generally accepted accounting principles.



Michael J. Smeriglio III, CPA, CFP, PFS
Greenwich, CT

January 22, 2002

GREENWICH HIGH YIELD LLC
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 565,574
Deposit with clearing broker	102,531
Due from clearing broker	2,060
Securities owned, at market value	96,268
Property and equipment	724
(Net of accumulated depreciation of $ 96,012)	
Other assets	11,300
Total Assets	$ 778,457

LIABILITIES & MEMBERS' EQUITY

Liabilities:	
Total liabilities	0
Members' equity	$ 778,457
Total liabilities and members equity	$ 778,457

The accompanying Notes to Statement are an integral part of this statement.

GREENWICH HIGH YIELD LLC
Notes to Financial Statement
December 31, 2001

(1) Organization

Greenwich High Yield LLC ("GHY") is a full service broker-dealer registered under the Securities Exchange Act of 1934. The business activities of GHY's wholly owned subsidiary, High Yield Partners LLC ("HYP"), reflected in the accompanying consolidated financial statement, consist of the brokerage of trade claims on an agency basis. GHY is a limited liability company. Its articles of organization stipulate that GHY shall terminate no oater than December 1, 2025.

Customer transactions are cleared on a fully disclosed basis with a clearing broker.

(2) Significant Accounting Policies

The accompanying consolidated financial statement includes the accounts of GHY and HYP.

GHY's financial statements are prepared on the accrual basis of accounting prepared in accordance with generally accepted accounting principles. GHY has adopted a calendar year.

Securities owned consist of corporate debt securities carried at quoted market values. The resulting unrealized gains or losses are reflected in income.

Commission income and expenses are recorded on a trade date basis.

For the purposes of the statement of financial condition, GHY has defined cash equivalents as highly liquid investment with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Cash and cash equivalents include money market funds.

(2) Significant Accounting Policies (continued)

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, adjusted for obsolescence of equipment.

GHY makes guaranteed payments to the members of the company for services. These payments are accounted for as a company expense rather than as an allocation of company net income.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and event as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from the estimated amounts.

(3) Liquid Capital Requirement

GHY is subjected to the uniform net capital requirements of rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain minimum net capital of the greater of $ 100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, GHY had liquid capital of $ 746,895 is $ 646,895 in excess of the minimum net capital of $ 100,000. At December 31, 2001, GHY did not have any indebtedness. The ratio of aggregate indebtedness to net capital was 0.00 to 1.

(4) Income Taxes

GHY is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, GHY. Members are taxed individually on their share of GHY's earnings.

GREENWICH HIGH YIELD LLC
Notes to Financial Statement
December 31, 2001

(4) Income Taxes (continued)

GHY's net income or loss is allocated among the members in accordance with regulations of GHY.

(5) Off-Balance-Sheet Risk and Concentration of Credit Risk

GHY, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customer. These activities may expose GHY to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. GHY does not maintain margin accounts for its customer; and, therefore, there were no excess margin securities. Securities that GHY has not received or delivered at the settlement date result in fails. Should the other party to these transactions be unable to fulfill its obligations, GHY may be required to purchase or sell these securities at prevailing market prices.

GHY transacts its business with customers located throughout the United State. GHY has cash at a bank in excess of federally insurable limits at times, and is exposed to the risk of this concentration of cash.

(6) Securities Owned

Securities owned, at market value, consist of corporate debt securities valued at $ 96,268.

(7) Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments, " requires disclosure of fair value information about financial instruments for which it is practicable to estimate the value, whether or not recognized on the statement of financial Condition. The fair value of all financial assets and liabilities is considered to approximate the recorded value due to short-term nature.